UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04020855

March 15, 2004

Charles D. MarLett
Corporate Secretary
AMR Corporation
4333 Amon Carter Blvd., MD 5675
Ft. Worth, TX 76155

| | |
|---|---|
| Act: | 1934 |
| Section: | |
| Rule: | 14A-8 |
| Public Availability: | 3/15/2004 |

Re: AMR Corporation
Incoming letter dated February 5, 2004

Dear Mr. MarLett:

This is in response to your letter dated February 5, 2004, concerning the shareholder proposal submitted to AMR by Joan Donner. We also have received a letter on the proponent's behalf dated February 14, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

6201

AMR

RECEIVED
2004 FEB -6 PM 2:59

February 5, 2004

David M. Lynn, Esq.
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0402
Washington, DC 20549

Re: Shareholder Proposal Concerning Executive Severance Agreements Submitted by Joan Donner, with John Chevedden as Proxy, for Inclusion in AMR Corporation's 2004 Proxy Statement

Dear Mr. Lynn:

## A. Introduction

AMR Corporation (the "Corporation") has received a shareholder proposal (the "Proposal") from Joan Donner (address unknown). In the correspondence accompanying the Proposal, Ms. Donner states that John Chevedden of Redondo Beach, California is her proxy for purposes of the Proposal. Therefore, and in reliance upon Ms. Donner's representation, in this letter the proponent of the Proposal will either be referenced as "Chevedden" or the "Proponent".

The Proposal was submitted for consideration at the Corporation's 2004 annual meeting of shareholders which is currently scheduled for May 19, 2004. The Corporation intends to omit the Proposal and the accompanying supporting statement from the proxy statement and form of proxy for the 2004 annual meeting. The Corporation's reasons for omitting the Proposal are found in Part D of this letter.

Pursuant to SEC Rule 14a-8(j) enclosed are:

- the original and five copies of this letter (the copies are attachment A);
- six copies of each of the following items of correspondence between the Proponent and the Corporation:
  - Proponent's correspondence, received via facsimile on December 19, 2003, submitting the Proposal (attachment B);
  - the Corporation's response, dated December 30, 2003, requesting Proponent to provide evidence of stock ownership (attachment C);
  - Correspondence received via facsimile on January 12, 2004, responding to the Corporation's request for evidence of stock ownership (attachment D); and

- Correspondence from the Corporation's registrar and transfer agent (attachments E and F).

A copy of this letter and its attachments are also being sent to Chevedden (via overnight courier) to notify him that the Corporation intends to omit his Proposal from the Corporation's proxy statement for the 2004 annual meeting. The Corporation is including a set of materials for Ms. Donner in its correspondence to Chevedden.

## B. The Proposal and Supporting Statement

The Proposal seeks shareholder approval for future golden parachutes for senior executives. The Proposal states:

> **"Shareholder Input regarding Golden Parachutes**
>
> RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.
>
> This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.
>
> Our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.
>
> John Chevedden and Joan Donner submitted this proposal.
>
> **In the view of certain institutional investors** . . .
>
> Golden parachutes have the potential to:
>
> 1) Create the wrong incentives
>
> 2) Reward mis-management
>
> A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.
>
> **54% Shareholder Support**
>
> The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote based on yes and no votes cast.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

**Independent Support for Shareholder Input on Golden Parachutes**

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval of golden parachutes."

## C. The Corporation and the Proposal

The Corporation is a Delaware corporation governed by the Delaware General Corporation Law. The Corporation's common stock is publicly traded and is listed on the New York Stock Exchange.

The Proposal addresses "golden parachutes" for senior executives. The Corporation has agreements with its senior executives entitled "executive termination benefit agreements" (the "Termination Agreements"). The Termination Agreements are contracts between the Corporation and its executives. The Termination Agreements provide certain benefits to the executive (a) in the event a change-in-control of the Corporation ("CIC") occurs and (b) within two years of the CIC, the executive's employment is terminated (i) by the Corporation not for cause, (ii) by the executive with good reason or (iii) by the executive during the 13th month following the CIC. The phrases "not for cause" and "good reason" are defined in the Termination Agreements. The Proposal targets future Termination Agreements and is not directed toward the existing Termination Agreements (except in cases of amendments thereto). Currently, 12 Termination Agreements exist between the Corporation and its senior executives.

## D. Reasons for Omitting the Proposal

The Corporation believes that it may omit the Proposal from its proxy materials for the following reasons: the Proponent has failed to demonstrate eligibility to submit a proposal under Rule 14a-8(b); and, pursuant to Rule 14a-8(i)(3), because the supporting statement is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy materials.

1. <u>Rule 14a-8(b); Proponent's failure to demonstrate eligibility for the submission of the Proposal</u>

The Corporation believes that it may omit the Proposal on the grounds that it has not received adequate evidence of stock ownership by Ms. Donner under paragraph 14a-8(b).

On December 19, 2003, the Corporation received correspondence from Mr. Chevedden and Ms. Donner (attachment B). Ms. Donner indicated (a) that she was submitting the Proposal, (b) that she intended to have "... continuous ownership of the required stock value, until after the date of the applicable shareholder meeting"; and (c) that Chevedden was her proxy to act on her behalf. Inasmuch as the Corporation could find no evidence on its stock records that Ms. Donner was a registered owner, it sent a letter to Ms. Donner and Chevedden on December 30, 2003 (attachment C). The Corporation asked that either individual supply evidence from a bank or broker (y) that Ms. Donner held AMR common stock with a value of at least $2,000 and (z) that such common stock had been held by her since December 18, 2002 (or earlier). On January 12, 2004, the Corporation received a one-page facsimile from Chevedden (attachment D). The facsimile was not on letterhead. At the top of the document one can read Ms. Donner's name as well as a reference to a Samco Financial and a facsimile number. There is a handwritten statement on the document that reads: "These shares were purchased on 10-1-02 and still held today" and is signed by "John Schroeder, Samco Financial Services". The Corporation maintains that the correspondence received on January 12, 2004, is not in compliance with Rule 14a-8(b) and therefore the Corporation may omit the Proposal from its 2004 proxy statement.

The SEC Staff Legal Bulletin No. 14 (CF) (July 13, 2001) states, in part:

> C.c.(1) (Question) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?
>
> (Answer) The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

The Corporation has confirmed with its registrar and transfer agent that Ms. Joan Donner was not on December 30, 2003, and is not now, a record owner of the Corporation's common stock (attachment E). Moreover, the registrar and transfer agent has no evidence that Samco Financial Services was on December 30, 2003, or is now, a record owner of the Corporation's common stock (attachment F).

In its December 30, 2003, letter the Corporation made clear that it had to receive proper documentation regarding shock ownership by Ms. Donner within 14 days of receipt of its letter. Moreover, note must be taken of the fact that Chevedden has submitted shareholder proposals to the Corporation and a host of other companies in the past. Thus, the Proponent knows the operation of Rule 14a-8. Proper documentation regarding shareholder ownership was not received. Therefore, the Corporation is of the opinion that the Proposal can be omitted from its 2004 proxy statement. *See* Rule 14a-8(f).

The Staff has found it proper to omit proposals to other companies by the Proponent for failing to supply sufficient evidence of satisfying the minimum stock ownership requirement. *See General Motors Corporation* (April 3, 2002).

2. Rule 14a-8(i)(3); The proposal's supporting statement is contrary to Rule 14a-9.

It is the Corporation's belief that the Proposal may be omitted from the 2004 proxy because Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Below are the statements in the Proposal that the Corporation believes are false and misleading.

(a) The statement in paragraph 5, "certain institutional investors," asserts facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification. The Proponent should specifically identify the "institutional investors" and provide factual support in the form of a citation to a specific source in the proposal or delete the statement from the Proposal altogether. This request is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. *See Pharmacia Corporation* (March 7, 2002); *The Boeing Co.* (February 18, 2003); *Northrop Grumman Corporation* (March 17, 2003).*

(b) The Proponent does not reference a precise citation of supporting authority for the claim made in Paragraph 6 which begins with the boldface caption: "54% Shareholder Support". Such claim and the sentence that follows: "The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote based on yes and no votes cast" lack a citation to a specific source or other documentation and give no direction as to where substantiation for these claims can be found and properly considered. To illustrate the confusion caused by this assertion, the Corporation has identified 16 companies whose shareholders voted on proposals similar to the Proposal. However, the calculation of the average percentage of votes cast "for" the proposals is not the same as Chevedden's calculation. The absence of a citation to a specific source or other documentation for the information contained in the statement renders it misleading, as shareholders will not be able to refer to the source to verify the accuracy of the statement. Thus, a citation or other information regarding the source of the information must be provided or the statement omitted altogether. *See Northrop Grumman Corporation* (March 17,

* Included with the Proponent's submission of the Proposal are "references". These references are listed following the text of the Proposal and supporting statement (see page 4 of attachment B). It is not clear that the references were intended to be part of the Proposal or its supporting statement.

2003); *Sempra Energy* (January 12, 2004); *The McGraw-Hill Companies, Inc.* (January 15, 2004).

(c) Paragraph 7 of the Proposal states: "The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders." The Proposal then references "questionable" payments at Northrop Grumman. These statements are presented as fact with no factual foundation and no citation to a specific reference source despite Chevedden's reference to "investor and media attention". Further, the statistics are misleading because they imply that the Termination Agreements that exist at the Corporation are of the same magnitude, without any supporting evidence for such an implication. The Commission has found that statements of opinion purporting to be fact, but not supported by fact, such as the statements in paragraph 7 listed above, are excludable under Rule 14a-8(i)(3). *See Sears, Roebuck and Co.* (February 26, 2002); *Pharmacia Corporation* (March 7, 2002); *AMR Corporation* (April 4, 2003).

(d) The Proponent attempts to support his assertion that "the Council of Institutional Investors recommends shareholder approval of golden parachutes" with references to the website: www.cii.org. The website is the home page for The Council of Institutional Investors, and would require shareholders considering the Proposal to search the entire site in order to find the "support" to which the Proponent alludes. Most of the information available on that site is plainly irrelevant to the subject matter of the Proposal. The Commission has previously found that references to Internet addresses and/or websites are excludable and may be omitted from supporting statements. *See SEC Staff Legal Bulletin No. 14 (CF)* (July 13, 2001); *Allegheny Energy, Inc.* (March 20, 2002); *AMR Corporation* (April 3, 2002).

The false and misleading claims discussed above, when taken together, make up the bulk of the supporting statement. As such, the Corporation asks that the Commission not recommend enforcement if it excludes the entire Proposal pursuant to Rule 14a-8(i)(3). In the alternative, we ask that the Commission not recommend enforcement action if the Corporation omits the above-mentioned portions of the supporting statement.

**E. Conclusion**

Based on the foregoing, the Corporation believes, and it is my legal opinion, that the Proposal may be omitted from the Corporation's proxy materials for the reasons set forth in Part D of this letter. The Corporation respectfully requests the concurrence of the Commission in this opinion.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about April 26, 2004, and wishes to release a draft of the proxy materials to its printer by April 9, 2004. Thus, the Corporation asks that the Commission's respond on or before that date.

If you have any questions or would like any additional information regarding the foregoing, please call me at (817) 967-1254.

Thank you for your attention to this matter.

Very truly yours,

Charles D. MarLett
Corporate Secretary

Enclosures

cc: Mr. J. Chevedden (w/ enclosures), via overnight courier, with a copy of materials for Ms. Donner

P:\199316\2004 Proxy\Shareholder Proposals\Chevedden\SEC-Chevedden-letter-2004.doc

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453
310-371-7872

Mr. Edward Brennan
Chairman
AMR Corporation (AMR)
4333 Amon Carter Boulevard
Fort Worth, TX 76155
PH:817-963-1234
FX: 817-967-9641

RECEIVED
DEC 19 2003
CHARLES D. MARLETT

Dear Mr. Brennan,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

December 18, 2003

cc: Charles D. MarLett
Corporate Secretary
PH: 817-967-1254
FX: 817-967-2937
FX: 817-967-4313
FX: 817-967-4162

RX TIME 12/18 '03 22:22

December 15, 2003

Mr. Edward Brennan
Chairman
AMR Corporation
4333 Amon Carter Boulevard
Fort Worth, Texas 76155

Re: Rule 14a-8 Proposal

Dear Mr. Brennan:

The enclosed Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting of AMR Corporation. This proposal is submitted in support of the long term performance of our company. Rule 14a-8 requirements are intended to be met, including the continuous ownership of the required stock value, until after the date of the applicable shareholder meeting. This submitted format, together with the shareholder supplied emphasis, is intended to be used for definitive proxy publication.

This letter serves as a proxy for Mr. John Chevedden to act on my behalf regarding Rule 14a-8.

Please direct all future correspondence to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Joan Donner

Cc: Mr. Charles D. Marlett
Corporate Secretary

RX TIME 12/18 '03 22:22

## 3 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.

Our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.

John Chevedden and Joan Donner submitted this proposal.

**In the view of certain institutional investors ...**

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

**54% Shareholder Support**

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote based on yes and no votes cast.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

**Independent Support for Shareholder Input on Golden Parachutes**

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval of golden parachutes.

**Shareholder Input regarding Golden Parachutes**
**YES ON 3**

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at
http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company is requests help to locate any references and list the specific items.

AMR

**Attachment C**

December 30, 2003

*Via Federal Express and*
*Facsimile (310) 371-7872*

Mr. John Chevedden
Ms. Joan Donner
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278-2453

Dear Ms. Donner and Mr. Chevedden:

Re: Shareholder proposal for AMR Corporation

This letter acknowledges receipt of your shareholder proposal for the 2004 annual meeting of shareholders of AMR Corporation ("AMR"). Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, as amended, governs shareholder proposals such as yours. That Rule requires, among other things, that the proponent (i) must hold securities of AMR with a market value of at least $2,000 (or 1% of the company's securities entitled to be voted on the proposal at the meeting), (ii) must have held those securities for at least one year prior to submitting the proposal (in this case, since December 18, 2002) and (iii) must provide a statement that he/she intends to continue to hold the securities through the date of the meeting of shareholders (Rule 14-8(b)).

In this instance the proponent appears to be Ms. Donner, with Mr. Chevedden acting as her proxy. We will need a statement from Ms. Donner's broker or bank confirming that she holds AMR stock with a market value of at least $2,000 (or 1%, of the company's securities entitled to be voted on the proposal at the meeting) and that she has held such stock continuously since December 18, 2002 (or earlier). We need this material within 14 days of your receipt of this letter (Rule 14a-8(f)). Ms. Donner states in her letter that she intends to hold her stock until the date of the annual meeting, so we believe she has satisfied part (iii), above.

If we do not receive the materials set forth above, we will exclude your proposal. While we appreciate your interest as a shareholder, we require all shareholders to comply with the SEC's rules when submitting shareholder proposals.

Assuming that the items referenced in the second paragraph of this letter are provided, please be advised that we may decide to oppose your proposal and/or seek to have it excluded from the proxy statement. In any case, we will send to you our response and/or reasons for exclusion in accordance with the SEC's regulations. For your information, we anticipate that the annual meeting will be held on May 19, 2004, and that we will mail our proxy materials on or around April 21, 2004.

Thank you for your cooperation.

Very truly yours,

Charles D. MarLett
Corporate Secretary

P:\069878\BOD04\Chevedden Letter123003.doc

INQPSN PHASE3 INQUIRY: ACCOUNT POSITION 01/09 14:24

YDSA

CURR: USD 159019601 JOAN E DONNER YD16

1500 ESPLANADE APT A

1 CASH

| SECURITY | CUSIP | TD POSITION/MKT VAL | SD POSITION/MKT VAL |
|---|---|---|---|
| AMR CORP | 001765106 | 300L | 300L |
| SYMBOL AMR | | 4,101.00 | 4,101.00 |

THIS IS LAST PAGE OF POSITIONS

These shares were purchased on 10-1-02 and still held Today

John Schroeder
SAMCO FINANCIAL SERVICES

(AMR)

Post-it® Fax Note 7671

| | |
|---|---|
| To Charles D. Marlett | Date 1-11-04 # of pages ▶ 1 |
| Co./Dept. | From John Chevedden |
| Phone # | Co. |
| Fax # 817-967-9641 | Phone # 310-371-7872 |
| -2737 | Fax # |

John Chevedden is the co-sponsor of this proposal.

RECEIVED

JAN 12 2004

CHARLES D. MARLETT

Attachment E

EQUISERVE

February 5, 2004

AMR Corporation
Attn: C.D. Marlett
Corporate Secretary
P.O. Box 619616
Dallas/Fort Worth, TX 75261

Dear Mr. Marlett:

After a careful review of our records, we are unable to locate any account in the name Joan E. Donner as of 12/30/03, or as of the date of this letter.

Should you have any questions or wish to discuss this matter further, please feel free to contact me directly at 201-222-4147.

Cordially,

Joseph G. Becker
Sr. Account Administrator

Cc: John Piskadlo - EquiServe

Attachment F

EquiServe

February 5, 2004

AMR Corporation
Attn: C.D. Marlett
Corporate Secretary
P.O. Box 619616
Dallas/Fort Worth, TX 75261

Dear Mr. Marlett:

After a careful review of our records, we are unable to locate any account in the name of Samco Financial Services as of 12/30/03, or as of the date of this letter.

Should you have any questions or wish to discuss this matter further, please feel free to contact me directly at 201-222-4147.

Cordially,

Joseph G. Becker
Sr. Account Administrator

Cc: John Piskadlo - EquiServe

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

February 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549



**Rebuttal to No Action Request**
**AMR Corporation (AMR)**
**Poison Pill Proposal**

Ladies and Gentlemen:

This is in rebuttal to the company no action request.

The company failed to note that the undersigned is also a sponsor of this proposal. Enclosed are the submittal letters of each proponent, Joan Donner and John Chevedden. Furthermore, the company is not asking for Staff concurrence on the qualifications of the undersigned to sponsor this proposal.

The undersigned previously submitted a rule 14a-8 shareholder proposal to the company that was published in the company 2003 definitive proxy. This proposal passed – receiving 53% of the yes and no votes.

The company claims that the broker letter does not meet a requirement that the company failed to advise the co-sponsor of in the first place.

The company reliance on its claim of a person previously submitting proposals being subject to different standards of company notice, is contradicted by the following provisions of SLB 14 (emphasis added):

***a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?***

*No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.*

**G. How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?**

**Eligibility and procedural issues**

*... 3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:*

- *provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;*

- *although not required, consider including a copy of rule 14a-8 with the notice of defect(s);*

The company is accordingly required to provided the same level of information equally regardless of past experience. The company clearly did not meet this requirement:

The company letter merely said, "We will need a statement from Ms. Donner's broker or bank confirming that she holds AMR stock with a market value of at least $2,000 (or 1% of the company's securities entitled to be voted on the proposal at the meeting) and that she has held such stock continuously since December 18, 2002 (or earlier)."

The company received exactly what the company requested. Now the company inscrutably complains that it received exactly what it requested.

Enclosed is the broker letter which is written on the broker's statement.

The broker note was signed by John Schroeder, Samco Financial. Enclosed is a listing for Samco Financial with Mr. Schroeder's telephone number. Also included is a form showing that Samco Financial Services, Inc. is clearing through Penson Financial Services, Inc.

The numbers preceding the brackets below correspond approximately to the pages of the company letter.

5] Contrary to the company claim, including "certain" before institutional investors restrains and narrows the text of the proposal.

The 54% vote regarding 17 proposals on this topic is supported by the IRRC Corporate Governance Bulletin, June – Sept. 2003 reference included with the proposal. The 17 proposals are listed in the reference.

In Alaska Air Group (March 31, 2003) the text, "Twenty-five (25) proposals on this topic won an overall 63%approval rate at major companies in 2002" was specifically <u>not</u> excluded.

6] Additional Sources:
"Parting could be sweet sorrow for Sprint CEO, if deal forces chief out, he's in for $470 million," USA Today, Oct. 5, 1999.

Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998

The Council of Institutional Investors www.cii.org was found includable with modification in UGI Corporation (December 18, 2003). An internet address is arguably the quickest and simplest means for the holders of a majority of company stock to access information on the Council of Institutional Corporate Governance Policies. It is time for companies to recognize progress in information technology also applies the shareholder proposal process.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden
AMR Corporation shareholder

cc:
Joan Donner
Edward Brennan

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. Edward Brennan
Chairman
AMR Corporation (AMR)
4333 Amon Carter Boulevard
Fort Worth, TX 76155
PH:817-963-1234
FX: 817-967-9641

Dear Mr. Brennan,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

December 18, 2003

cc: Charles D. MarLett
Corporate Secretary
PH: 817-967-1254
FX: 817-967-2937
FX: 817-967-4313
FX: 817-967-4162

December 15, 2003

Mr. Edward Brennan
Chairman
AMR Corporation
4333 Amon Carter Boulevard
Fort Worth, Texas 76155

Re: Rule 14a-8 Proposal

Dear Mr. Brennan:

The enclosed Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting of AMR Corporation. This proposal is submitted in support of the long term performance of our company. Rule 14a-8 requirements are intended to be met, including the continuous ownership of the required stock value, until after the date of the applicable shareholder meeting. This submitted format, together with the shareholder supplied emphasis, is intended to be used for definitive proxy publication.

This letter serves as a proxy for Mr. John Chevedden to act on my behalf regarding Rule 14a-8.

Please direct all future correspondence to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Joan Donner

Cc: Mr. Charles D. Marlett
Corporate Secretary

## 3 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.

Our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.

John Chevedden and Joan Donner submitted this proposal.

**In the view of certain institutional investors ...**

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

**54% Shareholder Support**

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote based on yes and no votes cast.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

**Independent Support for Shareholder Input on Golden Parachutes**

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval of golden parachutes.

**Shareholder Input regarding Golden Parachutes**
**YES ON 3**

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at
http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company is requests help to locate any references and list the specific items.

YDSA

CURR: USD — JOAN E DONNER, 1500 ESPLANADE APT A — YD16

1 CASH

| SECURITY | CUSIP | TD POSITION/MKT VAL | SD POSITION/MKT VAL |
| --- | --- | --- | --- |
| AMR CORP<br>SYMBOL AMR | 001765106 | 300L<br>4,101.00 | 300L<br>4,101.00 |

THIS IS LAST PAGE OF POSITIONS

These shares were purchas on 10-1-02 and still held today

[signature]
SAMCO FINANCIAL
SERVICES

3225 N. Central Ave., Suite 102
Phoenix, AZ 85012
602.230.9372 / 800.995.9372
602.230.9862 fax

Jim Allen, CEO/CCO
JAllen@SAMCOfs.com

Al Yee, President
AYee@SAMCOfs.com

John Schroeder, EVP
JSchroeder@SAMCOfs.com

Rachel Cheek, Operations/Compliance
RCheek@SAMCOfs.com

Becki Benhart, Operations
BBenhart@SAMCOfs.com

Kristy Davenport, Administration/Registration
KDavenport@SAMCOfs.com

Shawna Stewart, Administration
SStewart@SAMCOfs.com

**Branch Office/OSJ**
1700 Pacific Ave., Suite 2020
Dallas, TX 75201
214.765.1490 / 888.321.6255
214.765.1484 fax

Paula Branum, Branch Manager/Operations
PBranum@SAMCOFS.com

Diana Burrell, VP, Business Development
DBurrell@SAMCOfs.com


---

**Account No.** ____________________

**SAMCO FINANCIAL SERVICES, INC.**
**CLEARING THROUGH**
**PENSON FINANCIAL SERVICES, INC.**

# CUSTOMER MARGIN AND SHORT ACCOUNT AGREEMENT

1. **Applicable Rules and Regulations.** All transactions shall be subject to the constitution, rules, regulations, customs and usages of the exchange or market and its clearing house, if any, upon which such transactions are executed, except as otherwise specifically provided in this Agreement.

2. **Definitions.** **"Introducing broker"** means any brokerage firm, which introduces securities transactions on behalf of the undersigned, which transactions are cleared through you, whether one or more. **"Obligations"** means all indebtedness, debit balances, liabilities or other obligations of any kind of the undersigned to you, whether now existing or hereafter arising. **"Securities and other property"** shall include, but shall not be limited to, money, securities, commodities or other property of every kind and nature and all contracts and options relating thereto, whether for present or future delivery. **"You"** or **"your"** refers to Penson Financial Services, Inc. **"Undersigned"** refers to the customer, or the party signing this agreement on behalf of the customer.

3. **Security Interest.** All securities and other property now or hereafter held, carried or maintained by you in or for any of the accounts of the undersigned, now or hereafter opened, including any accounts in which the undersigned may have an interest, shall be subject to a first and prior lien and security interest for the discharge of all of the obligations of the undersigned to you, and are to be held by you as security for the payment of the obligations of the undersigned to you, to the fullest extent allowed by law. You shall have the right to transfer securities and other property so held by you from or to any other of the accounts of the undersigned whenever you so determine.

4. **Liquidation.** In the event of the death of the undersigned, or in the event the margin in any account in which the undersigned has an interest shall in either your or the introducing broker's discretion become unsatisfactory to either you or the introducing broker, or be deemed insufficient by either you or the introducing broker, you are hereby authorized: (a) to sell any or all securities or other property which you may hold for the undersigned (either individually or jointly with others); (b) to buy any or all securities and other property which may be short in such accounts; and/or © to cancel any open orders and to close any or all outstanding contracts; all without demand for margin or additional margin, notice of sale or purchase, or other notice or advertisement, and that any prior demand or notice shall not be a waiver of your rights provided herein. You may likewise accept and rely upon instructions which you receive from the introducing broker to effect any of the aforementioned transactions (as noted in (a); (b); and (c). You shall have the discretion to determine which securities and other property are to be sold and which contracts are to be closed. Any such sales or purchases may be made at your discretion on any exchange, the over-the-counter market or any other market where such business is usually transacted, or at public auction or private sale, and you may be the purchaser for your own account.

5. **Cancellation.** You are authorized, in your discretion, should you for any reason whatsoever deem it necessary for your protection, without notice, to cancel any outstanding order, to close out the accounts of the undersigned, in whole or in part, or to close out any commitment made on behalf of the undersigned.

6. **Payment of Indebtedness Upon Demand.** The undersigned shall at all times be liable for the payment upon demand of any obligations owing from the undersigned to you, and the undersigned shall be liable to you for any deficiency remaining in any such accounts in the event of liquidation thereof (as contemplated in Paragraph 4 of this Agreement or otherwise), in whole or in part, by you or by the undersigned; and the undersigned shall make payment of such obligations upon demand.

7. **Liability for Costs of Collection.** The costs and expenses of collection of the debit balance and any unpaid deficiency in the accounts of the undersigned with you, including but not limited to reasonable attorneys' fees and expenses, incurred and payable or paid by you shall be payable to you by the undersigned.

8. **Accounts Carried as Clearing Broker.** The undersigned understands that you are carrying the accounts of the undersigned as clearing broker by arrangement with the undersigned's introducing broker through whose courtesy the account of the undersigned has been introduced to you. Until receipt from the undersigned of written notice to the contrary, you may accept from and rely upon the undersigned's introducing broker (a) orders for the purchase or sale of securities and other property, and (b) any other instructions concerning the undersigned's accounts. The undersigned represents that the undersigned understands that you act only to clear trades introduced by the undersigned's introducing broker and to effect other back office functions for the undersigned's introducing broker. The undersigned confirms to you that the undersigned is relying for any advice concerning the undersigned's accounts solely on the undersigned's introducing broker. The undersigned understands that all representatives, employees and other agents with whom the undersigned communicates concerning the undersigned's account are agents of the introducing broker and not your representatives, employees or other agents. The undersigned understands that you are not a principal of or partner with, and do not control in any way, the introducing broker or its representatives, employees or other agents. The undersigned understands that you will not review the undersigned's accounts and will have no responsibility for trades made in the undersigned's accounts. You shall not be responsible or liable for any acts or omissions of the introducing broker or its representatives, employees or other agents.

9. **Communications.** You may send communications to the undersigned at the address of the undersigned or at such other address as the undersigned may hereafter give you in writing, and all communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given to the undersigned personally, whether actually received or not. Reports of execution of orders and statements of accounts of the undersigned shall be conclusive if not objected to in writing to you, the former within five (5) days and the latter within ten (10) days, after forwarding by you to the undersigned by mail or otherwise.

**BY SIGNING BELOW, THE UNDERSIGNED AGREES TO ALL TERMS OF THE MARGIN AND SHORT ACCOUNT AGREEMENT PRINTED ON THIS SIDE AND THE REVERSE SIDE OF THIS DOCUMENT. THE REVERSE SIDE OF THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE IN PARAGRAPH 10.** The undersigned acknowledges that the undersigned's margin account securities may be borrowed by you or loaned to others. The undersigned also acknowledges receipt of a copy of this Agreement and a copy of the Margin Risk Disclosure Statement.

Date of delivery of Margin Risk Disclosure Statement ______________________________

| For use by individuals, including joint accounts: | For use by entity accounts only (i.e., corporations, partnerships): |
|---|---|
| Signature | Customer Name |
| Print Name | Signature |
| Signature (Second Party, If Joint Account) | Print Name of Signatory |
| Print Name | Title |
| Date | Date |

**THE FOLLOWING ARBITRATION AGREEMENT SHOULD BE READ IN CONJUNCTION WITH THESE DISCLOSURES:**

- (a) **ARBITRATION IS FINAL AND BINDING ON THE PARTIES;**
- (b) **THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO A JURY TRIAL;**
- (c) **PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS;**
- (d) **THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED; AND**
- (e) **THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.**

10. **ARBITRATION AGREEMENT.** **ANY AND ALL CONTROVERSIES, DISPUTES OR CLAIMS BETWEEN THE UNDERSIGNED AND YOU, OR THE INTRODUCING BROKER, OR YOUR AGENTS, REPRESENTATIVES, EMPLOYEES, DIRECTORS, OFFICERS OR CONTROL PERSONS OR THE AGENTS, REPRESENTATIVES, EMPLOYEES, DIRECTORS, OFFICERS OR CONTROL PERSONS OF THE INTRODUCING BROKER, ARISING OUT OF, IN CONNECTION WITH, FROM OR WITH RESPECT TO (a) ANY PROVISIONS OF OR THE VALIDITY OF THIS AGREEMENT OR ANY RELATED AGREEMENTS, (b) THE RELATIONSHIP OF THE PARTIES HERETO, OR (c) ANY CONTROVERSY ARISING OUT OF YOUR BUSINESS, THE INTRODUCING BROKER'S BUSINESS OR THE UNDERSIGNED'S ACCOUNTS, SHALL BE CONDUCTED PURSUANT TO THE CODE OF ARBITRATION PROCEDURE OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. ARBITRATION MUST BE COMMENCED BY SERVICE OF A WRITTEN DEMAND FOR ARBITRATION OR A WRITTEN NOTICE OF INTENTION TO ARBITRATE. THE DECISION AND AWARD OF THE ARBITRATOR(S) SHALL BE CONCLUSIVE AND BINDING UPON ALL PARTIES, AND ANY JUDGMENT UPON ANY AWARD RENDERED MAY BE ENTERED IN A COURT HAVING JURISDICTION THEREOF, AND NEITHER PARTY SHALL OPPOSE SUCH ENTRY.**
No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is de-certified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

11. **Hypothecation.** Within the limitations imposed by applicable laws, rules and regulations, all securities now or hereafter held by you, or carried by you in any account for the undersigned (either individually or jointly with others), or deposited to secure same, may from time to time, without any notice, be carried in your general loans and may be pledged, repledged, hypothecated or re-hypothecated, separately or in common with other securities for the sum due to you thereon or for a greater sum and without retaining in your possession or control for delivery a like amount of similar securities. It is understood, however, that you agree to deliver to the undersigned upon demand and upon payment of the full amount due thereon, all securities in such accounts, but without obligation to deliver the same certificates or securities deposited by the undersigned originally. Any securities in the undersigned's margin or short account may be borrowed by you, or lent to others.

12. **Interest.** Debit balances in all the accounts of the undersigned shall be charged with interest in accordance with your established custom, as disclosed to the undersigned in the Customer Information Brochure pursuant to the provisions of Rule 10b-16 of the Securities Exchange Act.

13. **Margin.** The undersigned agrees to maintain in all accounts with you such positions and margins as required by all applicable statutes, rules, regulations, procedures and custom, or as you deem necessary or advisable. The undersigned agrees to promptly satisfy all margin and maintenance calls.

14. **Sales.** The undersigned agrees to specifically designate any order to sell a security, which the undersigned does not own as a short sale, and understands that you will mark such order as a short sale. The undersigned agrees that any order which is not specifically designated as a short sale is a sale of securities owned by the undersigned, and that the undersigned will deliver the securities on or before settlement date, if not already in the account. If the undersigned should fail to make such delivery in the time required, you are authorized to borrow such securities as necessary to make delivery for the undersigned's sale, and the undersigned agrees to be responsible for any loss you may thereby sustain, or which you may sustain as a result of your inability to borrow such securities.

15. **Representations.** The undersigned represents that the undersigned is of majority age, that the undersigned is not an employee of any exchange, or of any corporation of which any exchange owns a majority of the capital stock, or of a member of any exchange, or of a member firm or a member corporation registered on any exchange or of a bank, trust company, insurance company or of any corporation, firm or individual engaged in the business dealing either as broker or as principal in securities, bills of exchange, acceptances or other forms of commercial paper. If the undersigned is a corporation, partnership, trust or other entity, the undersigned represents that its governing instruments permit this Agreement, that all applicable persons have authorized this Agreement and that the undersigned signatory is authorized to bind the undersigned. The undersigned represents that the undersigned shall comply with all applicable laws, rules and regulations in connection with the undersigned's account. The undersigned further represents that no one except the undersigned has an interest in the account or accounts of the undersigned with you.

16. **Joint Account.** If the undersigned shall consist of more than one person, the undersigned's obligations under this Agreement shall be joint and several. References to the "undersigned" shall include each of the undersigned. You may rely on transfer or other instructions from any one of the undersigned in a joint account, and such instructions shall be binding on each of the undersigned. You may deliver securities or other property to, and send confirmations, notices, statements and communications of every kind, to any one of us, and such action shall be binding on each of us.

17. **Other Agreements.** The undersigned agrees to be bound by the terms of your **Customer Account Agreement.** If the undersigned trades any options, the undersigned agrees to be bound by the terms of your **Customer Option Agreement.** The undersigned understands that copies of these agreements are available from you and, to the extent applicable, are incorporated by reference herein. The terms of these other agreements are in addition to the provisions of this Agreement and any other written agreements between you and the undersigned.

18. **Data Not Guaranteed.** The undersigned expressly agrees that any data or online reports is provided to the undersigned without warranties of any kind, express or implied, including but not limited to, the implied warranties of merchantability, fitness of a particular purpose or non-infringement. The undersigned acknowledges that the information contained in any reports provided by you is obtained from sources believed to be reliable but is not guaranteed as to its accuracy of completeness. Such information could include technical or other inaccuracies, errors or omissions. In no event shall you or any of your affiliates be liable to the undersigned or any third party for the accuracy, timeliness, or completeness of any information made available to the undersigned or for any decision made or taken by the undersigned in reliance upon such information. In no event shall you or your affiliated entities be liable for any special incidental, indirect or consequential damages whatsoever, including, without limitation, those resulting from loss of use, data or profits, whether or not advised of the possibility of damages, and on any theory of liability, arising out of or in connection with the use of any reports provided by you or with the delay or inability to use such reports.

19. **Credit Check.** You are authorized, in your discretion, should you for any reason deem it necessary for your protection to request and obtain a consumer credit report for the undersigned.

20. **Miscellaneous** If any provision of this Agreement is held to be unenforceable; it shall not affect any other provision of this Agreement. The headings of each section of this Agreement are descriptive only and do not modify or qualify any provision of this Agreement. This Agreement and its enforcement shall be governed by the laws of the state of Texas and shall cover individually and collectively all accounts which the undersigned has previously opened, now has open or may reopen with you, or any introducing broker, and any and all previous, current and future transactions in such accounts. Except as provided in this Agreement, no provision of this Agreement may be altered, modified or amended unless in writing signed by your authorized representative. This Agreement and all provisions shall inure to the benefit of your successors, whether by merger, consolidation or otherwise, your assigns, the undersigned's introducing broker, and all other persons specified in Paragraph 10. You shall not be liable for losses caused directly or indirectly by any events beyond your reasonable control, including without limitation, government restrictions, exchange or market rulings, suspension of trading or unusually heavy trading in securities, a general change in economic, political or financial conditions, war or strikes. You may transfer the accounts of the undersigned to your successors and assigns. This Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the undersigned.

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 15, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: AMR Corporation
Incoming letter dated February 5, 2004

The proposal requests that the board seek shareholder approval of all future golden parachutes plans that exceed 200% of the sum of an executive's base salary plus bonus.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the proponent provided some indication that she owned shares, it appears that she has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that AMR failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in AMR's request for additional information from the proponent. Unless the proponent provides AMR with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AMR omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that AMR may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the discussion that begins "In the view of certain . . ." and ends "... reward mis-management";
- provide factual support in the form of a citation to a specific source for the discussion that begins "54% Shareholder Support" and ends ". . . not votes cast";
- provide factual support in the form of a citation to a specific source for the discussion that begins "The potential magnitude . . ." and ends ". . . Martin fell apart"; and
- revise the sentence that begins "Also, the Council . . ." and ends ". . . of golden parachutes" to make clear that the Council of Institutional Investors recommendation relates to proposals generally and revise the

reference to www.ciii.org to provide a citation to a specific source for the discussion referenced.

Accordingly, unless the proponent provides AMR with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AMR omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor